Filing under Rule 425 under
the U.S. Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
U.S. Securities Exchange Act of 1934
Filing by: VNU N.V.
Subject Company: IMS Health Incorporated
Commission File No.: 001-14049

[Below is information made available to employees of VNU N.V. on July 19, 2005]

     E-mailed by: Factiva Publisher

     Folder: VNU in the News (includes content licensed through Dow Jones Interactive and Reuters Business Briefing)

Headlines:
VNU enters health care with IMS

Move of the Week (I)

M&A Monitor:VNU Eyes Rx Data Market, Swings For The Fences With $6.9B IMS Health Buy

VNU écrase le monde des études avec le rachat d’IMS

     News — business

     VNU enters health care with IMS

Georg Szalai
Online
815 words
7/12/2005
Hollywood Reporter
English
Copyright 2005, VNU eMedia Inc. All rights reserved.

NEW YORK — Dutch media and market information firm VNU Inc. said Monday that it has agreed to acquire health care data provider IMS Health Inc. for €5.8 billion ($6.9 billion) in cash, stock and debt, allowing it to diversify its revenue streams and providing a long-sought answer to investors’ questions about how the firm would use proceeds from last year’s sale of its telephone directories unit.

The merger, expected to close in first-quarter 2006, also will bring VNU, the parent company of The Hollywood Reporter, Nielsen Media and other businesses, closer to its goal of getting a U.S. stock market listing. IMS already is listed on the New York Stock Exchange, while VNU shares trade in Amsterdam. The merged market intelligence powerhouse will trade on both exchanges.

VNU shares fell 3.7% on Monday to close at €22.49 ($26.94) as some analysts said VNU might be overpaying in the deal. In Tuesday trading, shares rose .22% to €22.54 ($27.42).

IMS shares hit a new 52-week high Monday and closed at $26.50 after going as high as $26.87. Shares on Tuesday traded at $26.76, up 26 cents or .98%.

VNU has been selling assets in smaller-growth markets to concentrate on providing news, data and information in the most attractive sectors.

IMS, based in Fairfield, Conn., compiles and sells global data about prescription drug sales for such clients as manufacturers and market analysts.

VNU is offering to pay $11.25 in cash, 0.60415 VNU shares for each IMS share and €300 million in debt. The price tag represents a 16% premium over the average price of IMS shares during the past 30 days, the company said.

After the transaction closes, VNU shareholders are set to own about 65% of the combined company, with IMS investors owning 35%.

The two firms said Monday that the merged entity’s core competencies will lie in the consumer packaged goods, health care and media/entertainment markets.

Management will focus on “streamlining operations and aggressively pursuing growth,” the companies said.

The combined company, whose name has not yet been determined, would have had €4.7 billion in revenue last year, the partners said.

Executives said they expect the new firm to capitalize on shared data and consulting and service capabilities, client reach and savings on information technology and other areas.

Overall, the companies estimated that by 2008 the combination can lead to at least €85 million in cost savings and €135 million in new revenue.

Some analysts, however, said that these targets could prove overly aggressive and the synergies will depend on how fast the integration proceeds.

VNU CEO Rob van den Bergh said Monday that he could not yet detail the number of layoffs and the specific cost cutting measures. However, he hinted that some corporate staff at VNU’s Dutch headquarters and elsewhere might be likely to lose their jobs.

New revenue potential will be exploited via the cross-selling of services, expansion into new geographic regions and the rollout of new products, the firms said.

“In the health care field, interest in consumer data is growing,” van den Bergh said in explaining how the strengths of the two companies can flow together.

IMS chief executive David Carlucci told analysts in a conference call that Nielsen’s research capabilities could help make his firm’s data even more effective. As an example of research work that the merged firm could deliver, he mentioned studies on the effectiveness of expensive direct-to-consumer advertising by pharmaceutical companies.

Van den Bergh is slated to serve as chairman and CEO of the merged company, with Carlucci set to take the reigns as deputy CEO and chief operating officer.

“The merger will unite two companies with complementary strengths, a common heritage and a shared vision of the future,” the executives said in a memo to employees Monday.

Van den Bergh said VNU started thinking about a possible deal about two years ago, with talks seriously beginning about seven months ago. He also rejected the notion that VNU is overpaying in the deal, calling the price tag “fair.”

While some analysts pointed out that VNU will dilute shareholders’ stake by having to issue 136.4 million new shares in the proposed transaction, others said the firm’s stock could over time benefit from a full-time U.S. listing. VNU on Monday also said it plans to launch a buyback program for up to €500 million in common stock, which could boost its stock price.

In a separate announcement, VNU said Monday that its organic revenue growth amounted to 6% in the first half of this year with results for each business unit “in line with the company’s expectations.” For 2004, organic growth amounted to 5%.
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     Move of the Week (I)

155 words
7/18/2005
MIN’s b-to-b
Vol. 8; Issue 28
English
(c) 2005 Access Intelligence, LLC. All Rights Reserved.

It’s a pretty easy call for the first entry in this new min’s b2b feature. VNU’s announced $6.9B cash/stock acquisition of IMS Health Inc. takes the cake. Through recent acquisitions, companies as diverse as Advanstar, Ascend Media, CMP Media, and Lebhar-Friedman have all made it clear they don’t think they can prosper without healthcare in their portfolios. Ditto VNU, which adds a whole new component to its lineup, becoming the world’s largest provider of information on pharmaceutical sales to major global drug companies. VNU already tracks consumer and retail sales data through its ACNielsen unit, acquired in 2001 for $2.3B. Now, according to market analysts Outsell, “Combining IMS’ traditionally ethical (prescription) pharmaceutical focus with the consumer focus of ACNielsen makes for interesting potential in terms of the public’s drive for more patient/ consumer control of healthcare choices and prescription spending.”

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     M&A Monitor:VNU Eyes Rx Data Market, Swings For The Fences With $6.9B IMS Health Buy

815 words
7/18/2005
MIN’s b-to-b
Vol. 8; Issue 28
English
(c) 2005 Access Intelligence, LLC. All Rights Reserved.

Going as far back as the first term of the Clinton administration, healthcare has been a defining (and polarizing) issue in this country. It has also become a defining issue in b2b, as one company after another feeds at the M&A trough to add lucrative healthcare media assets to their portfolios. Latest to enter the fray is VNU Business Media, which, after surgically trimming several non-core properties in recent months, last Monday (July 11) agreed to acquire pharmaceutical data provider IMS Health Inc. in a cash/stock blockbuster valued at $6.9B.

The deal accelerates VNU’s well-established expansion into data services for businesses, which got a big push forward with the 2001 acquisition of media/consumer monitor ACNielsen (which later necessitated VNU’s sale of print tracking service CMR to TNS Media Intelligence). Companies like McGraw-Hill, Thomson, Hearst Business Media and trucking industry stalwart Randall Publishing increasingly have hitched their wagons to business data vital to the markets they serve (or hope to serve); with IMS, VNU in one stroke becomes one of the world’s leading vendors of consumer prescription usage data to drug manufacturers, who often are willing to pay dearly for accurate information about customer preferences and their relative market positions.

“This just shows you how valuable data has become,” says Neil Rouda, who works in healthcare media as president of MedTech Publishing and publisher of Healthcare IT News.

It certainly does. Data has become valuable enough for this to be the largest acquisition since Netherlands-based VNU’s formation in 1964. According to an analysis by information industry research firm Outsell, Inc., VNU agreed to pay a price that is 18 times operating income (IMS’ annual revenue is $1.6B) and nearly 14.5 times EBITDA (earnings before interest/taxes/depreciation/amortization). The combined company, whose stock will list on both the Euronext Amsterdam and the New York Stock Exchange, will have pro forma 2004 revenues of about $5.6B and will create a world leader in market data for three key industries helping to shape global economies: consumer packaged goods, healthcare and media/entertainment (VNU also controls Nielsen’s television ratings and Billboard’s music industry charts).

IMS certainly has the scale to command a big-ticket price, tracking 1M+ prescription drug brands on a daily basis. The Fairfield, CT-based company monitors more than 70% of all pharmaceutical sales transactions worldwide, with an even greater penetration (90%+) of U.S. activity. According to VNU CEO Rob van den Bergh, by adding IMS’ dominant market-research portfolio to its fold, VNU now gains “the scale and capabilities to meet growing client demand for the must-have market intelligence that drives critical business decisions. Together, we will be able to measure our clients’ performance in three key sectors of the global economy—consumer packaged goods, healthcare, and media— and offer superior insights into the consumer behavior that drives these markets.” Once the deal is consummated, he added, “we will be able to create a new generation of advanced analytical services, and accelerate the development our advisory and consulting capabilities.” (This would be much in line with the oft-voiced advice in American Business Media circles that tomorrow’s effective b2b companies will just about have to sell the product for the client to grow its business.)

But the merger will likely have far-reaching implications beyond VNU/IMS. For one thing, it could help influence how certain drugs are developed, marketed and prescribed. In their assessment, Outsell analysts Louise Garnett and Chuck Richard report that “time will tell how the consolidation and synergies will play out and what the impact may be for current IMS subscribers. Combining IMS’ traditionally ethical (prescription) pharmaceutical focus with the consumer focus of ACNielsen makes for interesting potential in terms of the public’s drive for more patient/consumer control of healthcare choices and prescription spending. This marriage has the potential to deepen understanding about such issues as how healthcare decisions are made; why doctors prescribe certain drugs more than others; and the impact of a consumer-market orientation on prescription drugs, thereby augmenting the pure prescription sales data that is core to IMS.”

We’ll see. The deal is expected to close early next year. Van den Bergh will head the combined company, with IMS head David Carlucci becoming deputy CEO and COO. (Chart Source: Outsell, Inc.)

Many factors attracted VNU to its acquisition of IMS Health Inc.:

*	Dominant position in its field

*	Large corporate customers who spend a lot on research

*	High barriers to entry for newcomers

*	Syndicated revenue streams are more consistent/predictable than subscription or advertising revenue

*	Gives VNU a rock-solid position in the ever-growing Rx market that it previously did not have

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     Actualités des grandes valeurs

     VNU écrase le monde des études avec le rachat d’IMS

Lionel Garnier
288 words
7/15/2005
Le Revenu Hebdo Bourse
7
828
French
Copyright 2005 Le Revenu Francais All Rights Reserved

Le géant néerlandais offre 5,8 milliards d’euros en espèces et en titres pour le numéro trois mondial du secteur.

Coup de tonnerre dans le microcosme des sociétés d’études. Trois mois après la reprise du britannique NOP World par l’allemand GFK, VNU change une nouvelle fois la donne. Déjà leader mondial du secteur grâce à ses filiales AC Nielsen et Nielsen Media Research, le néerlandais creuse l’écart en s’emparant de l’américain IMS Health, le spécialiste des études dans la pharmacie. VNU va débourser 5,8 milliards d’euros (7 milliards de dollars), soit 11,25 dollars plus 0,60415 action VNU pour chaque action IMS obtenue, ce qui représente une prime de 16% sur la moyenne des trente derniers cours. Ce nouvel ensemble, dont la création officielle ne devrait intervenir qu’au début de 2006, pèsera près de 4,7 milliards d’euros de chiffre d’affaires, pour une marge opérationnelle annoncée à 23%. VNU sera trois fois et demie plus gros que son concurrent immédiat, l’anglais TNS.

Ipsos marginalisé. Pour s’emparer d’IMS Health, VNU ne lésine pas sur les moyens. Il paye très cher sa cible : plus de 4 fois le chiffre d’affaires et 23 fois les résultats attendus en 2005, quand lui-même n’est valorisé «que» 1,7 fois son activité et 17,5 fois ses bénéfices. Une telle transaction ne peut qu’accentuer la marginalisation relative du français Ipsos, qui pointe au sixième rang mondial du secteur.

Notre conseil

Renforcez sur repli vers 22 euros. Malgré le prix élevé, l’opération semble très judicieuse pour VNU. [NL0000389872]

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About IMS Health Incorporated

IMS Health Incorporated (“IMS”) provides sales management and market research information services to the pharmaceutical and healthcare industries worldwide. IMS provides information services covering more than 100 countries and maintains offices in 76 countries on six continents, with approximately 64% of total 2004 IMS revenue generated outside the United States. IMS is listed on the New York Stock Exchange (NYSE: RX). Additional information is available at http://www.imshealth.com.

About VNU N.V.

VNU N.V. (“VNU”) is a global information and media company with leading market positions and recognized brands. VNU is active in more than 100 countries, with its headquarters located in Haarlem, The Netherlands and New York, USA. In 2004, total revenues amounted to EUR 3.8 billion. VNU is listed on the Euronext Amsterdam stock exchange (ASE: VNU), and VNU is part of the AEX Index of leading Netherlands-based stocks. Additional information is available at http://www.vnu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

     This document contains certain forward-looking information about IMS Health Incorporated (“IMS”), VNU N.V. (“VNU”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS’ financial statements into IFRS and the results of the reconciliation of VNU’s results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers;

competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS’ various reports with the Securities and Exchange Commission (“SEC”), including but not limited to IMS’ Annual Report on Form 10-K for the year ended December 31, 2004 and IMS’ Quarterly Reports on Form 10-Q for the quarterly period ending March 31, 2005, and VNU’s Annual Report for the year ended December 31, 2004, which is available at the SEC’s Internet site (http://www.sec.gov).

Additional Information and Where to Find It

     This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from IMS’ Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU’s Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.

Participants in Solicitation

     IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS’ participants is set forth in the proxy statement, dated March 23, 2005, for IMS’ 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU’s participants is set forth in VNU’s Annual Report for the year ended December 31, 2004. Additional information regarding the interests of IMS’ and VNU’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

Regulation G Legend

This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus. VNU figures have been prepared in accordance with Dutch GAAP and IFRS. IMS figures are prepared in accordance with U.S. GAAP. All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP. The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.